UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 UTStarcom, Inc.
                                (Name of Issuer)

                   Common Stock, par value $0.00125 per share
                         (Title of Class of Securities)

                                    918076100
                                 (CUSIP Number)

                                  June 19, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 14 Pages

CUSIP No. 918076100                   13G                    Page 2 of 14 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,135,278 shares of Common Stock

                    Options to purchase 2,500,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,135,278 shares of Common Stock

                    Options to purchase 2,500,000 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,135,278 shares of Common Stock

            Options to purchase 2,500,000 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.95%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 918076100                   13G                    Page 3 of 14 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    47 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    47 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            47 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.00%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 918076100                   13G                    Page 4 of 14 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Statistical Opportunities Master Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,215,508 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,215,508 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,215,508 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.01%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 918076100                   13G                    Page 5 of 14 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            STAR, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,208,325 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,208,325 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,208,325 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.00%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 918076100                   13G                    Page 6 of 14 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC                  20-1901985
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,700,530 shares of Common Stock

                    Options to purchase 2,500,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,700,530 shares of Common Stock

                    Options to purchase 2,500,000 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,700,530 shares of Common Stock

            Options to purchase 2,500,000 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.03%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 918076100                   13G                    Page 7 of 14 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Glenn Dubin
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,700,530 shares of Common Stock

                    Options to purchase 2,500,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,700,530 shares of Common Stock

                    Options to purchase 2,500,000 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,700,530 shares of Common Stock

            Options to purchase 2,500,000 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.03%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 918076100                   13G                    Page 8 of 14 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,700,530 shares of Common Stock

                    Options to purchase 2,500,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,700,530 shares of Common Stock

                    Options to purchase 2,500,000 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,700,530 shares of Common Stock

            Options to purchase 2,500,000 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.03%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 918076100                   13G                    Page 9 of 14 Pages


Item 1.

(a)  Name of Issuer

          UTStarcom, Inc., a Delaware corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices

          1275 Harbor Bay Parkway
          Alameda, California 94502

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


          HIGHBRIDGE INTERNATIONAL LLC
          c/o Harmonic Fund Services
          The Cayman Corporate Centre, 4th Floor
          27 Hospital Road
          Grand Cayman, Cayman Islands, British West Indies
          Citizenship:  Cayman Islands, British West Indies

          HIGHBRIDGE STATISTICALLY ENHANCED EQUITY MASTER FUND - U.S., L.P. c/o Harmonic Fund Services
          The Cayman Corporate Centre, 4th Floor
          27 Hospital Road
          Grand Cayman, Cayman Islands, British West Indies
          Citizenship:  Cayman Islands, British West Indies

          HIGHBRIDGE STATISTICAL OPPORTUNITIES MASTER FUND, L.P.
          c/o Harmonic Fund Services
          The Cayman Corporate Centre, 4th Floor
          27 Hospital Road
          Grand Cayman, Cayman Islands, British West Indies
          Citizenship:  Cayman Islands, British West Indies

          STAR, L.P.
          c/o Harmonic Fund Services
          The Cayman Corporate Centre, 4th Floor
          27 Hospital Road
          Grand Cayman, Cayman Islands, British West Indies
          Citizenship:  Cayman Islands, British West Indies

          HIGHBRIDGE CAPITAL MANAGEMENT, LLC IRS #: 20-1901985 9 West 57th Street, 27th Floor
          New York, New York  10019
          Citizenship:  State of Delaware

          GLENN DUBIN
          c/o Highbridge Capital Management, LLC
          9 West 57th Street, 27th Floor
          New York, New York 10019
          Citizenship:  United States

          HENRY SWIECA
          c/o Highbridge Capital Management, LLC
          9 West 57th Street, 27th Floor
          New York, New York 10019
          Citizenship:  United States

Item 2(d)   Title of Class of Securities

          Common Stock, $0.00125 par value ("Common Stock")

CUSIP No. 918076100                   13G                    Page 10 of 14 Pages


Item 2(e)   CUSIP Number

          918076100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act
          (15 U.S.C. 78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.     Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:

          As of the date of this filing, (i) Highbridge International LLC is the beneficial owner of 1,135,278 shares of Common Stock and Options to purchase 2,500,000 shares of Common Stock, (ii) Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. is the beneficial owner of 47 shares of Common
Stock, (iii) Highbridge Statistical Opportunities Master Fund, L.P. is the beneficial owner of 1,215,508 shares of Common Stock, (iv) STAR, L.P. is the beneficial owner of 1,208,325 shares of Common Stock and (v) each of Higbridge Capital Management, LLC Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the 1,135,278 shares of Common Stock and the Options to purchase 2,500,000 shares of Common Stock beneficially held by Highbridge International LLC, the 47 shares of Common Stock held by Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P., the 1,215,508 shares of Common Stock held by Highbridge Statistical Opportunities Master Fund, L.P., the 1,208,325 shares of Common Stock held by STAR, L.P., and 141,372 shares of Common Stock held by certain accounts managed by Highbridge Capital Management, LLC.

CUSIP No. 918076100                   13G                    Page 11 of 14 Pages


          Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Statistically Enhanced Equity Master Fund - U.S. L.P., Highbridge Statistical Opportunities Master Fund, L.P. and STAR, L.P. Glenn Dubin is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the shares of Common Stock owned by Highbridge International LLC, Highbridge Statistically Enhanced Equity Master Fund, - U.S., L.P. and Highbridge Statistical Opportunities Master Fund, L.P.

          (b)  Percent of class:

          The Company's Quarterly Report filed on Form 10-Q on August 9, 2006, indicates that the total number of outstanding shares of Common Stock as of August 1, 2004 was 120,839,532. Therefore, based on the Company's outstanding shares of Common Stock, (i) Highbridge International LLC, may be deemed to beneficially own 2.95% of the outstanding Common Shares of the Company, (ii) Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. may be deemed to beneficially own 0.00% of the outstanding Common Shares of the Company, (iii) Highbridge Statistical Opportunities Master Fund, L.P., may be deemed to beneficially own 1.01% of the outstanding Common Shares of the Company , (iv), STAR, L.P., may be deemed to beneficially own 1.00% of the outstanding Common Shares of the Company (v) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 5.03% of the outstanding Common Shares of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Shares owned by another Reporting Person.

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote

                     0

               (ii)  Shared power to vote or to direct the vote

                     See Item 4(a)

               (iii) Sole power to dispose or to direct the disposition of

                     0

               (iv)  Shared power to dispose or to direct the disposition of

                     See Item 4(a)

Item 5.     Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

     Not applicable.

CUSIP No. 918076100                   13G                    Page 12 of 14 Pages


Item 8.     Identification and Classification of Members of the Group

     See Exhibit I.

Item 9.     Notice of Dissolution of Group

     Not applicable.

Item 10.    Certification

          By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of June 27, 2007, by and among Highbridge International LLC, Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P., Highbridge Statistical Opportunities Master Fund, L.P., STAR, L.P., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 918076100                   13G                    Page 13 of 14 Pages


SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 27, 2007


HIGHBRIDGE INTERNATIONAL LLC              HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager
                                          By: /s/ Carolyn Rubin
                                              ----------------------------------
By: /s/ Carolyn Rubin                         Name:  Carolyn Rubin
    ----------------------------------        Title: Managing Director
Name:  Carolyn Rubin
Title: Managing Director


HIGHBRIDGE STATISTICAL                    HIGHBRIDGE STATISTICALLY ENHANCED
OPPORTUNITIES MASTER FUND, L.P.           EQUITY MASTER FUND - U.S., L.P.


By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       its Trading Manager


By: /s/ Carolyn Rubin                     By: /s/ Carolyn Rubin
    -----------------------------------     -----------------------------------
Name: Carolyn Rubin                       Name: Carolyn Rubin
Title: Managing Director                  Title: Managing Director



STAR, L.P.                                /s/ Henry Swieca
                                          -------------------------------------
By: Highbridge GP, Ltd.                   HENRY SWIECA
    Its General Partner

By: /s/ Clive Harris
    ----------------------------------
Name:  Clive Harris
Title: Director



/s/ Glenn Dubin
--------------------------------------
GLENN DUBIN

CUSIP No. 918076100                   13G                    Page 14 of 14 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, $0.00125 par value, of UTStarcom, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of June 27, 2007


HIGHBRIDGE INTERNATIONAL LLC              HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager
                                          By: /s/ Carolyn Rubin
                                              ----------------------------------
By: /s/ Carolyn Rubin                         Name:  Carolyn Rubin
    -----------------------------------       Title: Managing Director
Name: Carolyn Rubin
Title: Managing Director


HIGHBRIDGE STATISTICAL                    HIGHBRIDGE STATISTICALLY ENHANCED
OPPORTUNITIES MASTER FUND, L.P.           EQUITY MASTER FUND - U.S., L.P.


By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       its Trading Manager

By: /s/ Carolyn Rubin                     By: /s/ Carolyn Rubin
    -----------------------------------     -----------------------------------
Name: Carolyn Rubin                       Name: Carolyn Rubin
Title: Managing Director                  Title: Managing Director


STAR, L.P.                                /s/ Henry Swieca
                                          --------------------------------------
By: Highbridge GP, Ltd.                   HENRY SWIECA
    Its General Partner

By: /s/ Clive Harris
    ----------------------------------
Name:  Clive Harris
Title: Director



/s/ Glenn Dubin
--------------------------------------
GLENN DUBIN